16001726

SEC Mail Processing Section

FEB 25 2016

Washington DC 409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65981

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (Date) AND ENDING December 31, 2015 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UOB Kay Hian (U.S.) Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Dunnell Road, Suite 201
(No. and Street)

Maplewood (City) NJ (State) 07040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Athena Kwai 973-313-2400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue Suite 200 (Address) East Hanover (City) New Jersey (State) 07936 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 29 2016 REGISTRATIONS BRANCH 17

CHECK ONE

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Athena Kwai, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UOB Kay Hian (U.S.) Inc. as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LUCINDA QUINN
NOTARY PUBLIC OF NEW JERSEY
ID # 2213967
My Commission Expires 4/16/2019

Lucinda Quinn 2/24/16
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance.
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

UOB KAY HIAN (U.S.) INC.

TABLE OF CONTENTS

FRIEDMAN LLP®
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of UOB Kay Hian (U.S.) Inc.

We have audited the accompanying statement of financial condition of UOB Kay Hian (U.S.) Inc. as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of UOB Kay Hian (U.S.) Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UOB Kay Hian (U.S.) Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of UOB Kay Hian (U.S.) Inc.'s financial statements. The supplemental information is the responsibility of UOB Kay Hian (U.S.) Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 22, 2016

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501 friedmanllp.com

UOB KAY HIAN (U.S.) INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS		
Cash and cash equivalents	$	737,633
Receivable from affiliate		1,605
Deposit with clearing broker		50,000
Property and equipment - at cost, less accumulated depreciation and amortization		47,611
Other assets		37,141
	$	873,990
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	131,154
Payable to affiliates		175,659
Income taxes payable		2,148
		308,961
Commitments		
Liabilities subordinated to claims of general creditors		150,000
Stockholder's equity		
Common stock, $1.00 par value; 550,000 shares authorized, issued and outstanding		550,000
Accumulated deficit		(134,971)
		415,029
	$	873,990

See notes to financial statements.

UOB KAY HIAN (U.S.) INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2015

Revenues	
Commissions	$ 3,073,943
Research services	713,492
Interest income	766
	3,788,201
Expenses	
Employee compensation and benefits	1,588,513
Clearance charges	1,139,634
Professional fees	75,594
Occupancy	68,247
Communications	217,328
Regulatory fees	20,144
Research fees	669,503
Travel and entertainment	82,522
Depreciation and amortization	28,401
Interest expense	3,042
Other operating expenses	53,369
	3,946,297
Net loss	$ (158,096)

See notes to financial statements.

UOB KAY HIAN (U.S.) INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2015

	Common Stock				Retained Earnings		Total Stockholder's
	Shares		Amount		(Deficit)		Equity
Balance, January 1, 2015	550,000	$	550,000	$	23,125	$	573,125
Net loss	-		-		(158,096)	$	(158,096)
Balance, December 31, 2015	550,000	$	550,000	$	(134,971)	$	415,029

See notes to financial statements.

UOB KAY HIAN (U.S.) INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities		
Net loss	$	(158,096)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation and amortization		28,401
Changes in assets and liabilities		
Receivable from affiliate		268,325
Due from clearing broker		44,234
Other assets		47,723
Accounts payable and accrued expenses		(147,823)
Payable to affiliates		79,474
Income taxes payable		(5,148)
Net cash provided by operating activities		157,090
Cash flows from investing activities		
Purchase of fixed assets		(52,412)
Net increase in cash and cash equivalents		104,678
Cash and cash equivalents, beginning of year		632,955
Cash and cash equivalents, end of year	$	737,633
Supplemental cash flow disclosures		
Interest paid	$	3,042
Supplemental disclosures of non-cash investing activities		
Removal of fully depreciated fixed assets no longer in use	$	59,022

See notes to financial statements.

UOB KAY HIAN (U.S.) INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2015

Balance, January 1, 2015	$	150,000
Proceeds from subordinated notes		-
Repayment of subordinated notes		-
Balance, December 31, 2015	$	150,000

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
UOB Kay Hian (U.S.) Inc. (the "Company") is a broker-dealer organized as a Corporation under the laws of the State of New Jersey. The Company became registered on November 4, 2003 with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company acts exclusively on behalf of institutional customers in the buying and selling of Asian securities through a related company, UOB Kay Hian Private Limited, located in Singapore. The parent of both companies is UOB-Kay Hian Holdings Limited (the "Parent"), located in Singapore. The Company has a branch office in Toronto.

UOB Kay Hian (U.S.) Inc. was incorporated on February 10, 2003 in New York with 250,000 authorized shares of $1 par value common stock of which 2 shares were outstanding for a total of $2 in common stock.

On August 8, 2014, the Company increased the authorized number of shares to 550,000 shares of $1 par value common stock. The number of outstanding shares was also increased from 2 shares to 550,000 shares. By issuing these additional shares the Company increased its common stock and decreased its additional paid-in capital in the amount of $549,998.

On July 10, 2014 the sole shareholder of the company incorporated UOB Kay Hian (U.S.) Inc. in New Jersey with the authority to issue 550,000 shares of $1 per value common stock of which 544,500 shares were issued.

Effective September 1, 2014 the New York corporation was merged into the New Jersey corporation and each issued share of stock of the New York corporation was converted into one hundredth (1/100) of one share of the surviving corporation ("NJ"). The shareholder of the surviving corporation received 5,500 shares of the New Jersey corporation as a result of the merger thereby increasing their total authorized, issued and outstanding shares of common stock to 550,000 shares.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Equivalents
Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less and all money market accounts.

Concentrations of Credit Risk for Cash
The Company's cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation and Amortization
Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets for a term of three years. Leasehold improvements are amortized on a straight-line basis over the life of the related lease, which approximates three years.

Revenue Recognition
Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Income Taxes
Deferred income taxes are recognized for temporary differences between the bases of assets and liabilities for financial reporting and income tax purposes. Temporary differences result primarily from the Company's net operating loss carryforwards. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized.

2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Furniture and fixtures	$ 25,719
Computer equipment	35,906
Office equipment	48,568
Leasehold improvements	45,561
	155,754
Less - Accumulated depreciation and amortization	108,143
	$ 47,611

3 - INCOME TAXES

The Company has net operating loss carryforwards of approximately $666,500 (federal) and $69,000 in New Jersey as of December 31, 2015, that may be applied against future taxable income, and that expire in various years through 2032. A valuation allowance has been established equal to 100% of the deferred tax asset totaling $231,000 at December 31, 2015.

4 - RELATED PARTY TRANSACTIONS

UOB Kay Hian Private Limited provides clearing services for the Company in accordance with a clearing agreement. During the year ended December 31, 2015, the Company paid $957,873 in clearing charges. UOB Kay Hian Private Limited also provided research services beginning on March 3, 2015. The Company paid $559,106 in research fees to UOB Kay Hian Private Limited.

UOB Kay Hian Research Pte Ltd, an affiliate of the Parent, provides research services for the Company in accordance with a research fee agreement which was transferred to UOB Kay Hian Private Limited and became effective on March 3, 2015. During the year ended December 31,

4 - RELATED PARTY TRANSACTIONS (cont'd)

2015, the Company paid $110,397 in research fees to UOB Kay Hian Research Pte Ltd.

Payable to affiliates totaling $175,659 as of December 31, 2015 consists primarily of research fees owed to UOB Kay Hian Pte Ltd of $30,294 and prepaid commissions totaling $150,817 due to UOB Kay Hian Private Limited and offset by commissions totaling $9,168 due from another affiliate, UOB Kay Hian (Hong Kong) Limited.

5 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company entered into a subordinated loan agreement for $150,000 effective June 14, 2012 with its parent UOB-Kay Hian Holdings Limited. It is a three year loan monthly auto roll option with the full principal amount due upon maturity on June 30, 2015. The loan has an interest rate of 2%, which is paid annually. The loan was automatically extended for one year per the agreement and will mature on June 30, 2016.

The subordinated borrowing is covered by an agreement approved by the Financial Industry Regulatory Authority, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be eligible for repayment.

6 - LEASE COMMITMENTS

The Company leases office space in New Jersey for its main office at an annual rental of $24,480 from The Ridge Group, LLC. The lease expires on August 31, 2016 and is non-cancellable. The Company's Toronto branch leases office space under a tenancy agreement at an annual rental of $26,775 through July 2019.

Total minimum future annual rentals, exclusive of real estate taxes and related costs, are as follows:

Years Ending December 31,	
2016	$ 43,095
2017	26,775
2018	26,775
2019	15,619
	$ 112,264

Rent expense including real estate taxes and related costs, was approximately $67,000 for the year ended December 31, 2015.

7 - MAJOR CUSTOMER

The Company has one customer that accounted for 26% of its revenues for the year ended December 31, 2015.

8 - RETIREMENT PLAN

The Company has a 401(k) plan, which covers substantially all of its full-time employees. The plan provides for employee contributions and matching contributions by the Company subject to certain limitations. The aggregate contributions to the plan for the year ended December 31, 2015 were approximately $7,988.

9 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2015, the Company had net capital of $478,088, which exceeded requirements by $228,088. The ratio of aggregate indebtedness to net capital was 0.65 to 1.

The Company operates its securities transactions under the provisions of (K)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission as a fully disclosed broker-dealer and accordingly, customer accounts are carried on the books of the clearing broker.

10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company utilizes the services of clearing brokers for the settlement of customer transactions. All customers' money balances and security positions (long and short) are carried on the books of the clearing brokers. These activities may expose the Company to off-balance sheet credit risk in the event that the clearing broker or the customer is unable to fulfill their obligations.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2015

UOB KAY HIAN (U.S.) INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

Computation of net capital		
Total stockholder's equity	$	415,029
Additions		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		150,000
Total capital and allowable subordinated liabilities		565,029
Deductions and/or charges		
Non-allowable assets		86,357
Net capital before haircut on securities positions		478,672
Haircuts on securities positions		
Canadian obligations		584
Net capital	$	478,088
Computation of aggregate indebtedness		
Accounts payable and accrued expenses	$	131,154
Payable to affiliates		175,659
Income taxes payable		2,148
Aggregate indebtedness	$	308,961
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	20,597
Minimum dollar requirement		250,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	250,000
Excess net capital	$	228,088
Excess net capital at 1,000%	$	197,192
Ratio: Aggregate indebtedness to net capital		0.65 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part III of Form X-17A-5 as of December 31, 2015.

FRIEDMAN LLP®
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of UOB Kay Hian (U.S.) Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption Report From SEC Rule 15c3-3, in which (1) UOB Kay Hian (U.S.) Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which UOB Kay Hian (U.S.) Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) UOB Kay Hian (U.S.) Inc. stated that UOB Kay Hian (U.S.) Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. UOB Kay Hian (U.S.) Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about UOB Kay Hian (U.S.) Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 22, 2016

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501 friedmanllp.com

UOBKayHian

UOB Kay Hian (U.S.) Inc.
111 Dunnell Road, Suite 201
Maplewood, NJ 07040
Tel: 973-313-2400
Fax: 973-313-2403
www.uobkayhian.com

UOB Kay Hian (U.S.) Inc. Exemption Report

We as members of management of UOB Kay Hian (U.S.) Inc., (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: exemption provision pursuant to Paragraph (k)(2)(ii). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. § 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: exemption provision pursuant to Paragraph (k)(2)(ii), and

(2) we met the identified exemption provisions throughout the most recent fiscal year 12/31/2015 without exception.

UOB Kay Hian (U.S.) Inc.

I, Athena Kwai, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

February 22, 2016

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
of UOB Kay Hian (U.S.) Inc.

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by UOB Kay Hian (U.S.) Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating UOB Kay Hian (U.S.) Inc.'s compliance with the applicable instructions of Form SIPC-7. UOB Kay Hian (U.S.) Inc.'s management is responsible for UOB Kay Hian (U.S.) Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

February 22, 2016

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501 friedmanllp.com

SECURITIES INVESTOR PROTECTION CORPORATION
SCHEDULE OF ASSESSMENT AND PAYMENTS (SIPC-7)

YEAR ENDED DECEMBER 31, 2015

Period Covered	Date Paid	Amount
General assessment reconciliation for the year ended December 31, 2015		$ 9,016
Payment schedule:		
SIPC-6	7/20/15	4,892
SIPC-7	2/05/16	4,124
Balance due		$ -

See independent accounts' agreed-upon procedures report on schedule of assessment and payment (Form SIPC-7)